                                                                  EXHIBIT 2.2

                             STOCK OPTION AGREEMENT


                  STOCK OPTION AGREEMENT ("Option Agreement") dated January 30, 1998, by and between MERCANTILE BANCORPORATION INC. ("Mercantile"), a Missouri corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and as a savings and loan holding company under the Home Owners' Loan Act, as amended ("HOLA"), and FIRSTBANK OF ILLINOIS CO. ("Firstbank"), a Delaware corporation registered as a bank holding company under the BHCA.

                              W I T N E S S E T H:

                  WHEREAS, the Executive Committee of the Board of Directors of Mercantile and the Board of Directors of Firstbank have approved an Agreement and Plan of Reorganization dated as of even date herewith (the "Merger Agreement") providing for the merger of Firstbank with and into a wholly owned subsidiary of Mercantile;

                  WHEREAS, as a condition to Mercantile's entering into the Merger Agreement, Mercantile has required that Firstbank agree, and Firstbank has agreed, to grant to Mercantile the option set forth herein to purchase authorized but unissued shares of Firstbank Common Stock;

                  NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

                  1.  Definitions.

                  Capitalized terms used but not defined herein shall have the same meanings as in the Merger Agreement.

                  2.  Grant of Option.

                  Subject to the terms and conditions set forth herein, Firstbank hereby grants to Mercantile an option (the "Option") to purchase up to 3,134,858 authorized and unissued shares of Firstbank Common Stock at a price of $37.75 per share (the "Purchase Price") payable in cash as provided in Section 4 hereof.

                  3.  Exercise of Option.

                  (a) If not then in material breach of the Merger Agreement, Mercantile may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred; provided, however, that (i) to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time of the Merger, (B) the termination of the Merger Agreement in accordance with Sections 7.01(e), 7.01(f) or 7.01(a) through 7.01(c) thereof, and (C) two years following the termination of the Merger Agreement in accordance with Section 7.01(d) thereof, provided that, with respect to any of the foregoing, if such termination follows an Extension Event (as defined below), the Option shall not terminate until the date that is 12 months following such termination; (ii) if the Option cannot be exercised on such day because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the 30th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be; and (iii) that any such exercise shall be subject to compliance with applicable law, including the BHCA.

                  (b) As used herein, a "Purchase Event" shall mean any of the following events:

                   (i) Firstbank or any of its Significant Subsidiaries, without having received prior written consent from Mercantile, shall have entered into, authorized, recommended, proposed or publicly announced its intention to enter into, authorize, recommend, or propose, an agreement, arrangement or understanding with any person (other than Mercantile or any of its Subsidiaries) to (A) effect a merger or consolidation or similar transaction involving Firstbank or any of its Significant Subsidiaries (other than internal mergers, reorganizing actions, consolidations or dissolutions involving only Firstbank and/or existing Subsidiaries of Firstbank), (B) purchase, lease or otherwise acquire 20% or more of the assets of Firstbank or any of its Significant Subsidiaries or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) Beneficial Ownership of securities representing 20% or more of the voting power of Firstbank or any of its Significant Subsidiaries; provided, that the making of any agreement to divest or the actual divestiture by Firstbank of any of Firstbank's Missouri-chartered banks shall not constitute a Purchase Events; and provided that the term

         "Significant Subsidiary" shall have the meaning ascribed thereto in Rule 1-02 of Regulation S-X of the Securities Exchange Commission;

                  (ii) any person (other than Mercantile or any Subsidiary of Mercantile or any person acting in concert with Mercantile, or Firstbank or any Subsidiary of Firstbank in a fiduciary capacity) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership of 20% or more of the voting power of Firstbank; or

                 (iii) Firstbank's Board of Directors shall have withdrawn or modified in a manner adverse to Mercantile the recommendation of Firstbank's Board of Directors with respect to the Merger Agreement, unless the Board of Directors of Firstbank reasonably determines not to so recommend based upon the written opinion of counsel, which counsel either is one of those identified on Schedule 2.23 to the Merger Agreement or is otherwise reasonably acceptable to Mercantile, to the effect that to so recommend would constitute a breach of the Board's fiduciary duties under applicable law, in each case after an Extension Event; or

                  (iv) the holders of Firstbank Common Stock shall not have approved the Merger Agreement at the Meeting, or such Meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement in accordance with its terms, in each case after an Extension Event.

                  (c) As used herein, the term "Extension Event" shall mean any of the following events:

                   (i) a Purchase Event of the type specified in clauses (b)(i) and (b)(ii) above;

                   (ii) any person (other than Mercantile or any of its Subsidiaries) shall have "commenced" (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase shares of Firstbank Common Stock such that, upon consummation of such offer, such person would have Beneficial Ownership (as defined below) or the right to acquire Beneficial Ownership of 20% or more of the voting power of Firstbank; or

                   (iii) any person (other than Mercantile or any Subsidiary of Mercantile, or Firstbank or any Subsidiary of Firstbank in a fiduciary capacity) shall have publicly announced (x) an offer described in clause (ii) above or (y) a transaction described in clause (i) above.

                  (d) As used herein, the terms "Beneficial Ownership" and "Beneficially Own" shall have the meanings ascribed to them in Rule 13d-3 under the Exchange Act.

                  (e) In the event Mercantile wishes to exercise the Option, it shall deliver to Firstbank a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 calendar days from the Notice Date for the closing of such purchase (the "Closing Date").

                  4. Payment and Delivery of Certificates.

                  (a) At the closing referred to in Section 3 hereof, Mercantile shall pay to Firstbank the aggregate Purchase Price for the shares of Firstbank Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Firstbank.

                  (b) At such closing, simultaneously with the delivery of cash as provided in Section 4(a), Firstbank shall deliver to Mercantile a certificate or certificates representing the number of shares of Firstbank Common Stock purchased by Mercantile, registered in the name of Mercantile or a nominee designated in writing by Mercantile, and Mercantile shall deliver to Firstbank a letter agreeing that Mercantile shall not offer to sell, pledge or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

                  (c) If at the time of issuance of any Firstbank Common Stock pursuant to any exercise of the Option, Firstbank shall have issued any share purchase rights or similar securities to holders of Firstbank Common Stock, then each such share of Firstbank Common Stock shall also represent rights with terms substantially the same as and at least as favorable to Mercantile as those issued to other holders of Firstbank Common Stock.

                  (d) Certificates for Firstbank Common Stock delivered at any closing hereunder shall be endorsed with a restrictive legend which shall read substantially as follows:

                  The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and ____________________, a copy of which is on file at the principal office of________________, and to resale restrictions arising under the Securities Act of 1933 and any applicable state securities laws. A copy of such agreement will be provided to the holder hereof without charge upon receipt by __________________ of a written request therefor.

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Mercantile shall have delivered to Firstbank an opinion of counsel, in form and substance reasonably satisfactory to Firstbank and its counsel, to the effect that such legend is not required for purposes of the Securities Act and any applicable state securities laws.

                  5. Authorization, etc.

                  (a) Firstbank hereby represents and warrants to Mercantile that:

                   (i) Firstbank has full corporate authority to execute and deliver this Option Agreement and, subject to Section 11(i), to consummate the transactions contemplated hereby;

                  (ii) such execution, delivery and consummation have been authorized by the Board of Directors of Firstbank, and no other corporate proceedings are necessary therefor;

                 (iii) this Option Agreement has been duly and validly executed and delivered and represents a valid and legally binding obligation of Firstbank, enforceable against Firstbank in accordance with its terms; and

                  (iv) Firstbank has taken all necessary corporate action to authorize and reserve and, subject to Section 11(i), permit it to issue and, at all times from the date hereof through the date of the exercise in full or the expiration or termination of the Option, shall have reserved for issuance upon exercise of the Option, 3,134,858 shares of Firstbank Common Stock, all of which, upon issuance pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances, restrictions (other than federal and state securities restrictions) and security interests and not subject to any preemptive rights.
                  (b) Mercantile hereby represents and warrants to Firstbank that:
                   (i) Mercantile has full corporate authority to execute and deliver this Option Agreement and, subject to Section 11(i), to consummate the transactions contemplated hereby;
                  (ii) such execution, delivery and consummation have been authorized by all requisite corporate action by Mercantile, and no other corporate proceedings are necessary therefor;
                 (iii) this Option Agreement has been duly and validly executed and delivered and represents a valid and legally binding obligation of Mercantile, enforceable against

         Mercantile in accordance with its terms; and
                  (iv) any Firstbank Common Stock or other securities acquired by Mercantile upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in compliance with the Securities Act.

                  6. Adjustment upon Changes in Capitalization.

                  In the event of any change in Firstbank Common Stock by reason of stock dividends, split-ups, recapitalizations or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Firstbank Common Stock are issued after the date of this Option Agreement (other than pursuant to an event described in the preceding sentence or pursuant to this Option Agreement), the number of shares of Firstbank Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals at least 19.9% of the number of shares of Firstbank Common Stock then issued and outstanding (without considering any shares subject to or issued pursuant to the Option).

                  7.  Repurchase.

                  (a) Subject to Section 11(i), at the request of Mercantile at any time commencing upon the occurrence of a Purchase Event and ending 13 months immediately thereafter (the "Repurchase Period"), Firstbank (or any successor entity thereof) shall repurchase the Option from Mercantile together with all (but not less than all, subject to Section 10) shares of Firstbank Common Stock purchased by Mercantile pursuant thereto with respect to which Mercantile then has Beneficial Ownership, at a price (per share, the "Per Share Repurchase Price") equal to the sum of:

                   (i) The exercise price paid by Mercantile for any shares of Firstbank Common Stock acquired pursuant to the Option;

                  (ii) The difference between (A) the "Market/Tender Offer Price" for shares of Firstbank Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made for shares of Firstbank Common Stock or (y) the highest closing mean of the "bid" and the "ask" price per share of Firstbank Common Stock reported by NASDAQ, the automated quotation system of the National Association of Securities Dealers, Inc., for any day within that portion of the Repurchase Period which precedes the date Mercantile gives notice of the required repurchase under this Section
         7) and (B) the Purchase Price as determined pursuant to Section 2 hereof (subject to adjustment as provided in Section 6), multiplied by the number of shares of Firstbank Common Stock with respect to which the Option has not been exercised, but only if the Market/Tender Offer Price is greater than such exercise price;

                 (iii) The difference between the Market/Tender Offer Price and the Purchase Price paid by Mercantile for any shares of Firstbank Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the Market/Tender Offer Price is greater than such exercise price; and

                  (iv) Mercantile's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including, without limitation, legal, accounting and investment banking fees.

                  (b) In the event Mercantile exercises its rights under this
Section 7, Firstbank shall, within 10 business days thereafter, pay the required amount to Mercantile by wire transfer of immediately available funds to an account designated by Mercantile and Mercantile shall surrender to Firstbank the Option and the certificates evidencing the shares of Firstbank Common Stock purchased thereunder with respect to which Mercantile then has Beneficial Ownership, and Mercantile shall warrant that it has sole record and Beneficial Ownership of such shares and that the same are free and clear of all liens, claims, charges, restrictions and encumbrances of any kind whatsoever. Notwithstanding the foregoing, in the event (i) Mercantile exercises its rights under this Section 7, (ii) no Purchase Event, other than one or more of those described under Section 3(b)(iii) and Section 3(b)(iv) of this Option Agreement, shall have occurred prior to the termination of the Merger Agreement, (iii) as of the termination of the Merger Agreement, Firstbank shall not have knowingly violated any covenant, agreement or obligation on its part to be observed, performed and/or kept by it under any of Sections 4.02(c), 4.02(h), 4.02(i) and 4.02(l) of the Merger Agreement and (iv) Firstbank shall have delivered, within 5 business days of Mercantile's exercise of its rights under this Section 7, a written notice certifying the satisfaction of clauses (i) through (iv) of this Section 7(b), then Firstbank shall not be obligated to pay to Mercantile an amount greater than $21,000,000 pursuant to this Section 7; provided, however, that if any transaction of the type described in Section 3(b)(i) of this Option Agreement shall be consummated following the date of termination of the Merger Agreement and on or before the second anniversary of such date of termination, then Firstbank shall pay to Mercantile, immediately prior to consummation of the first such transaction, an additional amount equal to the excess, if any, of (x) the amount required to be paid by Firstbank to Mercantile pursuant to Section 7(a) hereof (without giving effect to this Section 7(b)) over (y) $21,000,000 by wire transfer of immediately available funds to an account designated by Mercantile.

                  (c) In determining the Market/Tender Offer Price, the value of any consideration other than cash shall be determined by an independent nationally recognized investment banking firm selected by Mercantile and reasonably acceptable to Firstbank.

                  8. Repurchase at Option of Firstbank and First Refusal.

                  (a) Except to the extent that Mercantile shall have previously exercised its rights under Section 7, at the request of Firstbank during the six-month period commencing 13 months follow-ing the first occurrence of a Purchase Event, Firstbank may repurchase from Mercantile, and Mercantile shall sell to Firstbank, all (but not less than all, subject to Section 10) of the Firstbank Common Stock acquired by Mercantile pursuant hereto and with respect to which Mercantile has Beneficial Ownership at the time of such repurchase at a price per share equal to the greater of (i) 110% of the Market/Tender Offer Price per share, (ii) the Per Share Repurchase Price or (iii) the sum of (A) the aggregate Purchase Price of the shares so repurchased plus (B) interest on the aggregate Purchase Price paid for the shares so repurchased from the date of purchase to the date of repurchase at the highest rate of interest announced by Mercantile as its prime or base lending or reference rate during such period, less any dividends received on the shares so repurchased, plus (C) Mercantile's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including, without limitation, legal, accounting and investment banking fees. Any repurchase under this Section 8(a) shall be consummated in accordance with
Section 7(b).
                  (b) If, at any time after the occurrence of a Purchase Event and prior to the earlier of (i) the expiration of 18 months immediately following such Purchase Event or (ii) the expiration or termination of the Option, Mercantile shall desire to sell, assign, transfer or otherwise dispose of the Option or all or any of the shares of Firstbank Common Stock acquired by it pursuant to the Option, it shall give Firstbank written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, and setting forth the terms of the proposed trans-action. An Offeror's Notice shall be deemed an offer by Mercantile to Firstbank, which may be accepted within 10 business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which Mercantile is proposing to transfer the Option or such shares to a third party. The purchase of the Option or any such shares by Firstbank shall be closed within 10 business days of the date of the acceptance of the offer and the purchase price shall be paid to Mercantile by wire transfer of immediately available funds to an account designated by Mercantile. In the event of the failure or refusal of Firstbank to purchase the Option or all the shares covered by the Offeror's Notice or if the Board or any other Regulatory Authority disapproves Firstbank's proposed purchase of the Option or such shares, Mercantile may, within 60 days from the date of the Offeror's Notice, sell all, but not less than all, of the Option or such shares to such third party at no less than the price specified and on terms no more favorable to the purchaser than those set forth in the Offeror's Notice. The requirements of this Section 8(b) shall not apply to (i) any disposition as a result of which the proposed transferee would Beneficially Own not more than (or the right to acquire not more than) 2% of the voting power of Firstbank or (ii) any disposition of Firstbank Common Stock by a person to whom Mercantile has sold shares of Firstbank Common Stock issued upon exercise of the Option.

                  9.  Registration Rights.

                  At any time after a Purchase Event, Firstbank shall, if requested by any holder or beneficial owner of shares of Firstbank Common Stock issued upon exercise of the Option (except any beneficial holder who acquired all of such holder's shares in a transaction exempt from the requirements of
Section 8(b) by reason of clause (i) thereof) (each a "Holder"), as expeditiously as practicable file a registration statement on a form for general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Firstbank Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by any such Holder (it being understood and agreed that any such sale or other disposition shall be effected on a widely distributed basis so that, upon consummation thereof, no purchaser or transferee shall Beneficially Own more than 2% of the shares of Firstbank Common Stock then outstanding). Each such Holder shall provide all information reasonably requested by Firstbank for inclusion in any registration statement to be filed hereunder. Firstbank shall use all reasonable efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 90 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The registration effected under this Section 9 shall be at Firstbank's expense except for underwriting discounts and commissions and the fees and disbursements of such Holders' counsel attributable to the registration of such Firstbank Common Stock. In no event shall Firstbank be required to effect more than one registration hereunder. The filing of the registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Firstbank of Firstbank Common Stock or if a special audit of Firstbank would otherwise be required in connection therewith. If requested by any such Holder in connection with such registration, Firstbank shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for parties similarly situated. Upon receiving any request for registration under this Section 9 from any Holder, Firstbank agrees to send a copy thereof to any other person known to Firstbank to be entitled to registration rights under this Section 9, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

                  10.  Severability.

                  Any term, provision, covenant or restriction contained in this Option Agreement held by a court or a Regulatory Authority of competent jurisdiction to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Option Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Option Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable. If for any reason such court or Regulatory Authority determines that applicable law will not permit Mercantile or any other person to acquire, or Firstbank to repurchase or purchase, the full number of shares of Firstbank Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of the parties hereto to allow Mercantile or such other person to acquire, or Firstbank to repurchase or purchase, such lesser number of shares as may be permissible, without any amendment or modification hereof.

                  11.  Miscellaneous.

                  (a) Expenses. Each of the parties hereto shall pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel, except as otherwise provided herein.

                  (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement and the Merger Agreement contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

                  (c) Successors; No Third Party Beneficiaries. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

                  (d) Assignment. Other than as provided in Sections 8 and 9 hereof, neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person (whether by operation of law or otherwise), without the express written consent of the other party.

                  (e) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered in accordance with Section 8.02 of the Merger Agreement (which is incorporated herein by reference).

                  (f) Counterparts. This Option Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but both such counterparts together shall constitute but one agreement.

                  (g) Specific Performance. The parties hereto agree that if for any reason Mercantile or Firstbank shall have failed to perform its obligations under this Option Agreement, then either party hereto seeking to enforce this Option Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that either party hereto may have against the other party hereto for any failure to perform its obligations under this Option Agreement.

                  (h) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the State of Missouri applicable to agreements made and entirely to be performed within such state. Nothing in this Option Agreement shall be construed to require any party (or any subsidiary or affiliate of any party) to take any action or fail to take any action in violation of applicable law, rule or regulation.

                  (i) Regulatory Approvals; Section 16(b). If, in connection with (A) the exercise of the Option under Section 3 or a sale by Mercantile to a third party under Section 8, (B) a repurchase by Firstbank under Section 7 or a repurchase or purchase by Firstbank under Section 8, prior notification to or approval of the Board or any other Regulatory Authority is required, then the required notice or application for approval shall be promptly filed and expeditiously processed and periods of time that otherwise would run pursuant to such Sections shall run instead from the date on which any such required notification period has expired or been terminated or such approval has been obtained, and in either event, any requisite waiting period shall have passed. In the case of clause (A) of this subsection (i), such filing shall be made by Mercantile, and in the case of clause (B) of this subsection (i), such filing shall be made by Firstbank, provided that each of Mercantile and Firstbank shall use all reasonable efforts to make all filings with, and to obtain consents of, all third parties and Regulatory Authorities necessary to the consummation of the transactions contemplated hereby, including without limitation applying to the Board under the BHCA for approval to acquire the shares issuable hereunder. Periods of time that otherwise would run pursuant to Sections 3, 7 or 8 shall also be extended to the extent necessary to avoid liability under Section 16(b) of the Exchange Act.

                  (j) No Breach of Merger Agreement Authorized. Nothing contained in this Option Agreement shall be deemed to authorize Firstbank to issue any shares of Firstbank Common Stock in breach of, or otherwise breach any of, the provisions of the Merger Agreement and no action taken pursuant to this Option Agreement by Firstbank shall constitute a breach of any of the provisions of the Merger Agreement.

                  (k) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Option Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the date first written above.

                                    MERCANTILE BANCORPORATION INC.



                                    By: /s/ John W. Rowe
                                       ---------------------------------------
                                           Name:  John W. Rowe
                                           Title: Executive Vice President





                                    FIRSTBANK OF ILLINOIS CO.



                                    By: /s/ Mark H. Ferguson
                                       ---------------------------------------
                                           Name:  Mark H. Ferguson
                                           Title: Chairman & CEO